Exhibit 99.2

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

RiT Technologies Reports Financial Results for the Third Quarter of 2014

Tel Aviv, Israel – November 11, 2014 – RiT Technologies Ltd. (NASDAQ CM: RITT), a leading provider of Intelligent Network & Infrastructure Management solutions and Structured Cabling Solutions for enterprises, and the developer of an innovative indoor optical wireless solution, today announced its unaudited financial results for the third quarter ended September 30, 2014.

Financial Results for the Third Quarter 2014

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Revenues for the third quarter of 2014 were $2.0 million, compared to $3.3 million for the third quarter of 2013.  Gross margin for the period was 41.7%, compared to 39.4% for the third quarter of 2013.

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Net loss for the third quarter of 2014 (including $186,000 in stock-based compensation expenses) was $1.8 million, or $0.14 per (basic and diluted) share, compared with a net loss of $1.8 million, or $0.20 per (basic and diluted) share in the third quarter of 2013 (including approximately $246,000 in stock-based compensation expenses).

Recent Developments

o	Completed deployment of a communications network at Moscow’s new Spartak Stadium in preparation for the 2018 FIFA World Cup;

o	Launched 'Xlight' range of advanced fiber optic cabling solutions for enterprise customers in India and expanded local sales force in the region;

o	Continued development of CenterMind™ DCIM solution with the release of its latest upgrade that provides full support for PatchView+™, RiT’s next-generation IIM solution.

o	Industry Analyst, 451 Research initiated coverage on RiT Technologies, highlighting the Company’s DCIM solution software PatchView+TM and its expansion into the Data Center market

“As we work to execute our strategy, we are streamlining operations, reducing expenditures and redeploying resources to position RiT to take advantage of opportunities in the fastest growing markets and segments,” commented Motti Hania, RiT’s President and CEO.  “Our strategy is focused on 3 key objectives:  First, to take advantage of opportunities in the Data Center Infrastructure Management where our product offering provides unique connectivity features and addresses a largely unmet need; Second, to reposition our go-to-market plan for our US operation, where there is a significant opportunity to capitalize on new Infrastructure Management standards being introduced; and finally, to position Beamcaster, our cost-effective indoor optical wireless technology solution that combines the advantages of WiFi and cable, to address a number highly focused industry applications.”

About RiT Technologies
RiT Technologies (NASDAQ: RITT), is a leading provider of IIM and structured cabling solutions and a developer of an innovative indoor optical wireless technology solution. The RiT IIM products provide network utilization for data centers, communication rooms and work space environments. They help companies plan and provision, monitor and troubleshoot their communications networks, maximizing utilization, reliability and physical security of the network while minimizing unplanned downtime. The RiT solutions are deployed around the world, in a broad range of organizations, including data centers in corporate organizations, government agencies, financial institutions, airport authorities, healthcare and education institutions and more. Our BeamCaster™ product is an innovative indoor optical wireless networking technology solutions, designed to help customers streamline deployment, reduce infrastructure design, installation and maintenance complexity and enhance security in a cost effective way. RiT’s shares are traded on the NASDAQ Capital Market under the symbol RITT. For more information, please visit: www.rittech.com

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

Safe Harbor Statement
In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC. These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel. Except as otherwise required by applicable law, we expressly disclaim any obligation to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Elan Yaish, CFO
+972-77-270-7210
elan.yaish@rittech.com

KCSA Strategic Communication
Jeffrey Goldberger/Chris Harrison
212-896-1249/212-896-1267
ritt@kcsa.com

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

RIT TECHNOLOGIES LTD.
STATEMENTS OF OPERATIONS (US GAAP)
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2014	2013	2014	2013

Sales	2,006	3,294	5,696	8,198

Cost of sales	1,169	1,996	3,524	5,140

Gross profit	837	1,298	2,172	3,058

Operating expenses

Research and development, net	671	742	2,144	3,131
Sales and marketing, net	844	1,225	3,007	3,437
General and administrative	1,070	1,090	3,203	2,668
Total operating expenses	2,585	3,057	8,354	9,236

Operating loss	(1,748)	(1,759)	(6,182)	(6,178)

Financing loss, net	(2)	(37)	(51)	(94)
Other expenses	(1)		(1)

Loss before income tax expense	(1,751)	(1,796)	(6,234)	(6,272)
Taxes on income

Net Loss	(1,751)	(1,796)	(6,234)	(6,272)

Net Loss Per Share - Basic and Diluted	(0.14)	(0.20)	(0.49)	(0.73)

Weighted Average Number of Ordinary
Shares Outstanding - Basic and Diluted	12,793,415	9,187,055	12,773,394	8,554,944

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

RIT TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS (US GAAP)
(U.S. dollars in thousands)

	September 30,	December 31,
	2014	2013
	US$ thousands	US$ thousands
Assets
Current Assets:
Cash and cash equivalents	2,015	5,194
Trade receivables, net	2,515	3,839
Other current assets	364	237
Inventories	4,163	3,647
Total Current Assets	9,057	12,917

Assets held for severance benefits	1,127	1,161
Property and equipment, net	437	500

Total Assets	10,621	14,578

Liabilities and Shareholders' Equity
Current Liabilities:
Short term loan	-	-
Trade payables	839	1,878
Other payables and accrued liabilities	1,526	1,933
Total Current Liabilities	2,365	3,811

Principal shareholder convertible loan	-	2,000
Liability in respect of employees' severance benefits	1,300	1,338
Total Liabilities	3,665	7,149

Commitments and Contingencies

Shareholders' Equity:
Share capital	3,384	2,782
Treasury stock	(27)	(27)
Additional paid-in capital	72,101	66,942
Accumulated deficit	(68,502)	(62,268)
Total Shareholders' Equity	6,956	7,429

Total Liabilities and Shareholders' Equity	10,621	14,578